Carter Ledyard & Milburn llp Counselors at Law
Bruce A. Rich Counsel • Direct Dial: 212-238-8895 E-mail: rich@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

October 24, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:  Sirimal R. Mukerjee, Esq.

Re:	Gold Standard Ventures Corp. (File No. 0-51236)

Dear Mr. Mukerjee:

We are responding on behalf of Gold Standard Ventures Corp. (the “Company”) to the Staff’s comment letter of October 12, 2011 (the “Comment Letter”) relating to Amendment No. 1 to the above-referenced registration statement on Form 20-F (the “Registration Statement”).  Immediately prior to the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement  (“Amendment No. 2”) by EDGAR with the SEC.

We appreciate the Staff’s review of, and comments to, the Registration Statement.  For convenience in your review, set forth below are in bold the Staff’s numbered comments in the Comment Letter followed by the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form 20-F

General

1.
All references in this letter to prior numbered comments refer to the comments set forth in our letter to you dated August 26, 2011.  We note your response to prior comment 3, and we reissue the comment.  Please provide updated disclosure with each amendment or in the appropriate Exchange Act report, as prior comment 2 suggested.  In this regard, we note, for example, your disclosure regarding capitalization and indebtedness is dated as of June 30, 2011.  Item 3.B. of Form 20-F requires a statement of capitalization and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured, indebtedness) as of a date no earlier than 60 days prior to the date of the document.

United States Securities and Exchange Commission	-2-

Amendment No. 2 contains specific up-dated information on currency exchange rates, market price information, share issuance and share ownership, and additional up-dating as required of other information where there were material changes since the filing of Amendment No. 1.  However, the Company did not update the Item 3.B. information of capitalization and indebtedness from June 30, 2011 because of the problem that would  be created under Canadian disclosure laws in publicly disclosing portions of the updated financial information.  Upon the EDGAR filing of Amendment No. 2, the information therein, including the amounts of current liabilities and the accumulated deficit, would be considered publicly disclosed under Canadian rules.  The Company’s common shares are listed on the TSX.  It is our understanding that the Company cannot publicly disclose portions of its financial information without simultaneous disclosure under TSX rules.  The Company releases quarterly financial information.  It is currently preparing the financial statements for the quarter ended September 30, 2011 and expects to file and release that information in late November 2011.  Immediately after releasing the quarterly financial information in Canada, the Company will file a Form 6-K with the Commission containing the same financial information that was released in Canada.

2.	We remind you of prior comment 4. In this regard, we note that you have not removed all references to the Railroad Report as discuss in your response to prior comment 15.

The reference to the Railroad Report was deleted from the Glossary of Terms.  Based upon the changes made in Amendment No. 1, such reference is no longer needed.

Key Information, page 2

Balance Sheet Data, page 3

3.	It appears the columns for the December 31, 2009 and 2010 Canadian GAAP information have been mis-labeled. Please revise your presentation as necessary.

Those column headings have been switched in Amendment No. 2 from what had mistakenly appeared in Amendment No. 1.

Risk Factors, page 6

4.	We note that you have retained the disclosure which begins “While we have investigated,” notwithstanding your response to prior comment 8. Please revise accordingly.

The opening clause was changed in an attempt to remove the impression that the Company was seeking to mitigate the attendant risk.  It is noted that when leasing mineral properties the Company internally examines the elements of title to the properties and when needed it engages land examiners to review the title elements.  The major risk is a claim based upon unfiled or unpatented claims.

Operating and Financial Review and Prospects, page 29

Tabular Disclosure of Contractual Obligations, page 34

United States Securities and Exchange Commission	-3-

5.
We note the additional disclosures you added to address our prior comment 18.  However, we believe you should further revise this disclosure to provide the information specified in Item 5.F.1 of Form 20-F in a tabular format, as specifically required by this Item.  See the example provided in Item 5.F.1 of Form 20-F for further guidance.

The contractual obligations for the office leases are presented in a tabular format in Amendment No. 2.

The Company explains in Item 5.F.1. that the amounts payable under the leases for its mining resource projects are contingent upon drilling results and its decisions to continue with the mining claim for the leased property.  It is currently unable to quantify these future commitments, especially over a period of future years.

Exhibits, page 56

6.
We note your response to prior comment 26 from our letter to you dated August 26, 2011.  Please ensure that all filed exhibits are complete and are filed under the correct subparagraph number set forth in Item 601(b) of Regulation S-K.  In this regard, we note that Exhibit 4.11 appears to be missing an attachment to Exhibit A and that the various leases filed appear to be filed under Item 601(b)(4) of Regulation S-K, as opposed to Item 601(b)(10) of Regulation S-K.  In addition, we remind you that in future filings you will not be able to incorporate by reference any filed exhibits that are forms of exhibits or which have not been signed.  See Instruction 1 to Item 601 of Regulation S-K.  In this regard, we note that the agreements filed as exhibits 4.9 and 4.15 have not been signed.

We have re-filed the leases as exhibits under Item 601(b)(10), and they are numbered consecutively with a prefix “10.”  In addition, the exhibit list has been revised to show the new exhibit numbers and a footnote added to the exhibit list explaining the change in the exhibit numbers.  Further, Exhibit 10.9 (formerly Exhibit 4.11) has the complete Exhibit A thereto attached, and all exhibits filed under Item 601(b)(10) are now signed.

Note 8 – Capital Stock, page F-18

7.
We note from your response to prior comment 27 that shares you issue in private placements are issued “at a discount to the current market price” and shares issued for the settlement of debt are issued “at a price equal to the price at which private placements were issued, at the time the debt was incurred.”  Based on this response, please clarify for us in sufficient detail how these issuances of stock are valued for accounting purposes and cite the relevant accounting literature that supports your accounting presentation for Canadian, US GAAP and IFRS purposes.  As part of your response, tell us the trading price of your shares on the dates of the private placements and debt settlements.

United States Securities and Exchange Commission	-4-

Regarding the shares issued for settlement of debt:

The Company settled debt in the amount of $225,000 by the issuance of 346,155 common shares at a price of $0.65 per share.    The current market price on the date of settlement was $1.35 per share.  As a result, the Company recorded a “Loss on settlement of debt” in the amount of $242,309.  It is noted that for purposes of the debt settlement the common shares were valued at a price related to private placements effected at the time the debt was incurred.

The support for reporting the stock issuance on the debt settlement was:

IFRIC 19(6) which states “when equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, an entity shall measure them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured.”

IFRIC 19(9) which states “the difference between the carrying amount of the financial liability (or part of a financial liability) extinguished, and the consideration paid, shall be recognized in profit or loss, in accordance with paragraph 41 of IAS 39. The equity instruments issued shall be recognized initially and measured at the date the financial liability (or part of that liability) is extinguished.”

Regarding shares issued pursuant to private placements:

Shares issued in private placements are predominantly issued at a discount to the current price of the stock.  For example, the TSX, where the Company’s common shares are listed, requires a listed company to obtain TSX approval of the company’s stock issuances.  Rule 607(e) of the TSX Company Manual (which rule deals with private placements) provides that the placement price cannot be lower than the market price less the applicable discount.

Under Canadian GAAP, US GAAP and IFRS, these share issuances are always recorded at the price at which the shares are issued, i.e., the discounted price. For example, IFRS 2 (10) states “for equity-settled share-based payment transactions, the entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.”

Closing Comments

8.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

United States Securities and Exchange Commission	-5-

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached is an executed Certificate of Acknowledgement from the Company’s Chief Executive Officer and Chief Financial Officer in which each of them acknowledges the above three points.

We believe that Amendment No. 2 contains all information required of the Company for an Exchange Act registration statement on a Form 20-F, and we ask that the staff advise the Company that the staff has no further comments on the Registration Statement.

Should you have any questions about the Amendment No. 2 or the information in this letter, please contact Jonathan Awde at 604.669.5702 or the undersigned at 212.238.8895.

Sincerely,

/s/ Bruce A. Rich
Bruce A. Rich
Counsel

cc:  Jonathan Awde

GOLD STANDARD VENTURES CORP.

OFFICERS’ ACKNOWLEDGEMENT

The undersigned, Jonathan T. Awde, President and Chief Executive Officer, and Michael N. Waldkirch, Chief Financial Officer, of Gold Standard Ventures Corp., a British Columbia corporation (the “Company”), in connection with the registration by the Company of its common shares with the U.S. Securities and Exchange Commission (the “Commission”) on a Form 20-F (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended, hereby acknowledge as follows:

1.	the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

2.
comments by the Commission staff or changes by the Company to disclosures in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have executed this Officers’ Acknowledgement as of the 21st day of October, 2011.

/s/ Jonathan T. Awde	/s/ Michael N. Waldkirch
Jonathan T. Awde	Michael N. Waldkirch